

November 19, 2010

Mr. Russell K. Boyd
President and Chief Executive Officer
INTREorg Systems, Inc.
2600 E. Southlake Blvd., Suite 120-366
Southlake, TX 76092

> **Re:**   **INTREorg Systems, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the Quarterly Period ended June 30, 2010**
> **Filed August 16, 2010**
> **File No. 000-53262**

Dear Mr. Boyd:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2009

Item 9A(T). Controls and Procedures, page 17

1.   We note your disclosure that you believe your internal control over financial reporting is effective based on management's assessment. Please confirm, if true, that management concluded that your internal control over financial reporting is effective. In addition, include a definitive statement as to whether or not internal control over financial reporting is effective in future filings. Refer to Item 308(T)(a)(3) of Regulation S-K.

<u>Item 15 . Exhibits, Financial Statement Schedules, page 26</u>

2.   Tell us your considerations of filing the bridge loan agreement that you present as notes payable and the convertible notes payable agreements as exhibits. Refer to Item 601(4) of Regulation S-K.

<u>Balance Sheets, page F-2</u>

3.   We note you currently disclose that your number of shares issued and outstanding is greater than the number of shares authorized at December 31, 2009 and 2008. The number of preferred shares and common shares authorized does not appear consistent with your Articles of Amendment filed as Exhibit 3.2 to your Form 10 filed on May 30, 2008. Please advise or revise accordingly. Similar concerns apply to your disclosures in your Form 10-Q's for the quarterly periods ended March 31, 2010 and June 30, 2010.

<u>Notes to the Financial Statements, page F-6</u>

4.   We note that accrued expenses and liabilities represent 35% of your total liabilities at December 31, 2009. Tell us your considerations of disclosing the nature of these liabilities in a footnote.

5.   Please clarify if any of your liabilities are due to related parties. Refer to ASC 850-10.

<u>Form 10-Q for the Quarterly Period ended June 30, 2010</u>

<u>Statements of Operations, page F-2</u>

6.   We note that you show depreciation expense of $9,031 for six months ended June 30, 2009 in your statement of cash flows. However, we note that you do not show any depreciation expense for the six months ended June 30, 2009 in your statement of operations, but rather you show $9,031 as consulting expense. Please advise or revise accordingly. Similar concerns apply to your statements of operations in your Form 10-Q for the quarter ended March 31, 2010.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3730 with any other questions.

Sincerely,

Stephen Krikorian
Accounting Branch Chief